UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 13F

Form 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: December 31, 2007

Check here if Amendment [ ]; Amendment Number: This Amendment (Check only one.): [ ] is a restatement.
[ ] adds new holdings entries.

Institutional Investment Manager Filing this Report:

```
Name:      Pollux Capital
           -------------------------------------------------
Address:   Rua Visconde de Piraja, 250 – 7th floor
           -------------------------------------------------
           Rio de Janeiro, RJ 22410-000
           -------------------------------------------------
           Brazil
           -------------------------------------------------
```

Form 13F File Number: 028-

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

```
Name:      Sergio Campos
           -------------------------------------------------
Title:     Chief Financial Officer / Chief Operating Officer
           -------------------------------------------------
Phone:     (55 21) 2227-9000
           -------------------------------------------------
```

Signature, Place, and Date of Signing:

/s/ Sergio Campos, Rio de Janeiro – RJ /Brazil, 02/14/2008

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for this reporting manager are reported in this report and a portion are reported by other reporting manager(s).)

Form 13F SUMMARY PAGE

Report Summary:

```
Number of Other Included Managers:        0
                                          ------------
Form 13F Information Table Entry Total:    4
                                          ------------
Form 13F Information Table Value Total:    $40,421
                                          ------------
                                           (thousands)
```

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all institutional investment managers with respect to which this report is filed, other than the manager filing this report. NONE

			COLUMN 1	COLUMN 2	COLUMN 3	COLUMN 4	COLUMN 5	COLUMN 6	COLUMN 7	COLUMN 8		
NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHRS OR PRN AMT	SH/ PRN	PUT/ CALL	INVESTMENT DISCRETION	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
CSX CORP	COM	126408103	7,129	162,100	SH		SOLE		162,100	0	0
AMERICAN EXPRESS CO	COM	025816109	9,450	181,670	SH		SOLE		181,670	0	0
CB RICHARDS ELLI GROUP INC	CL A	12497T101	7,591	352,250	SH		SOLE		352,250	0	0
TARGET CORP	COM	87612E106	16,250	325,000	SH		SOLE		325,000	0	0